SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 2)1

STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155-20-3
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [    ] Rule 13d-1(b)

          [    ] Rule 13d-1(c)

          [ X ] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 4 pages

CUSIP No. 858155-20-3	13G	Page 2 of 4 Pages

(1)	Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

Mary W. Corl

(2)	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power
3,182,142

	(6)	Shared Voting Power
425,593

	(7)	Sole Dispositive Power
0

	(8)	Shared Dispositive Power
3,607,735

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,607,735

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9

10.67%

(12)	Type of Reporting Person*

IN

Securities and Exchange Commission
Schedule 13G
Page 3 of 4 pages

Item 1(a).	Name of Issuer:

Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

901 44th Street, Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing:

Mary W. Corl

Item 2(b).	Address of Principal Business Office or, if None, Residence:

180 Greenwich Road, N.E., Grand Rapids, Michigan 49506

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

858155-20-3

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: [ ]

Securities and Exchange Commission
Schedule 13G
Page 4 of 4 pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned:	3,607,735 shares

(b)	Percent of Class:	10.67%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	3,182,142 shares

(ii)	Shared power to vote or to direct the vote	425,593 shares

(iii)	Sole power to dispose or to direct the disposition of	0 shares

(iv)	Shared power to dispose or to direct the disposition of	3,607,735 shares

The number of shares reported above includes 3,607,735 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mrs. Corl would be deemed to be the beneficial owner of 2.44% of the Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001 /s/ Mary W. Corl
(Signature)

Mary W. Corl, by Jeffrey A. Ott
Attorney-in-fact
(Name/Title)